June 20, 2025

VIA EDGAR

Re:	HPS Corporate Capital Solutions BDC

Application for Withdrawal of Registration Statement

on Form N-6F

File No. 814-01802

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), HPS Corporate Capital Solutions BDC (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practical date hereafter, of its Notice of Intent to Elect to be Subject to Sections 55 Through 65 of the Investment Company Act of 1940 as amended (the “1940 Act”) on Form N-6F (File No. 814-01802), originally filed on November 27, 2024, together with all exhibits and amendments thereto (the “Form N-6F”).

The Company is seeking withdrawal of the Form N-6F as it has determined not to proceed with electing to become subject to the provisions of sections 55 through 65 of the 1940 Act at this time. Please direct any comments or questions regarding this filing to Nathan Briggs at Simpson Thacher & Bartlett LLP, at (202) 636-5915.

Very truly yours,

By:	/s/ Robert Busch
Robert Busch
Chief Financial Officer and Principal Accounting Officer HPS Corporate Capital Solutions BDC

cc:	Philip Lee, HPS Investment Partners, LLC

Tyler Thorn, HPS Investment Partners, LLC

Rajib Chanda, Simpson Thacher & Bartlett LLP

Nathan Briggs, Simpson Thacher & Bartlett LLP